                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                            APEX SILVER MINES LIMITED
      --------------------------------------------------------------------
                                (Name of Issuer)


                         Ordinary Shares, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   GO474 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 8, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. GO474 10 3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Moore Capital Management, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              Not Applicable                a[ ]
                                            b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
              OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Connecticut

                                    7.      SOLE VOTING POWER
                                            None

                                    8.      SHARED VOTING POWER
NUMBER OF
  SHARES                                    1,914,860
BENEFICIALLY
 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                    None
   WITH
                                   10.      SHARED DISPOSITIVE POWER

                                            1,914,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,914,860

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%

14.  YPE OF REPORTING PERSON*
     CO, IA

SCHEDULE 13D

CUSIP No. GO474 10 3

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Louis M. Bacon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable                a[ ]
                                   b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
           OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
NUMBER OF
  SHARES                                    2,397,500
BENEFICIALLY
 OWNED BY
   EACH                             9.      SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                    None
   WITH

                                   10.      SHARED DISPOSITIVE POWER

                                            2,397,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,397,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.4%

14.  TYPE OF REPORTING PERSON*
      IN, IA

SCHEDULE 13D

CUSIP No. GO474 10 3

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Moore Global Investments, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Not Applicable                a[ ]
                                  b[ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Bahamas

                                    7.     SOLE VOTING POWER

                                           None

                                    8.     SHARED VOTING POWER
NUMBER OF
  SHARES                                   1,914,860
BENEFICIALLY
 OWNED BY
   EACH                             9.     SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                   None
   WITH

                                   10.     SHARED DISPOSITIVE POWER

                                           1,914,860

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,914,860

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.9%

14.  TYPE OF REPORTING PERSON*
     CO

     This statement  amends and  supplements  the  information  set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on December 5, 1997. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the
Schedule  13D

Item 3. Sources and Amounts of Funds or Other Consideration

     The first sentence of Item 3 is revised and amended in its entirety as set forth below.

     MGI and the Fund expended an aggregate of approximately $23,323,750 of working capital to purchase the 2,397,500 Ordinary Shares held by them.

Item 5.  Interest in Securities of the Issuer

     Items 5(a) through 5(c) are revised and amended in their entirety as set forth below

     (a)-(b) On the date of this Statement

     (i) Mr. Bacon is deemed to have beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 2,397,500 Ordinary Shares by virtue of his control of MCM and the general partner of the Fund. Such shares represent 12.4% of the issued and outstanding Ordinary Shares. Also by virtue of his control of MCM and the general partner of the Fund, Mr. Bacon is deemed to share voting power and dispositive power over the Ordinary Shares held by MGI and the Fund.

     (ii) MCM is deemed to have Beneficial Ownership of 1,914,860 Ordinary Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 9.9% of the issued and outstanding Ordinary Shares. MCM is vested with the power to direct disposition of the Ordinary Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Ordinary Shares.

     (iii) MGI has Beneficial Ownership of 1,914,860 Ordinary Shares held by it. Such shares represent 9.9% of the issued and outstanding Ordinary Shares. MGI currently does not exercise dispositive power over such shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM

     The percentages used herein are calculated based upon the 19,348,076 Ordinary Shares stated to be issued and outstanding as of March 27, 1998, as reflected in the Company's Proxy Statement, dated April 15, 1998 relating to the Annual Meeting of Shareholders scheduled to be held May 14, 1998 (File No. 333-34685).

     To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of the Ordinary Shares.

     (c) On May 8, 1998, MGI and the Fund purchased in a private transaction 437,385 and 192,615 Ordinary Shares, respectively, at a price per share of $10.625. Such purchases were the only transactions effected by the Reporting Persons with respect to Ordinary Shares within the past 60 days.

Item 6.  Contracts, Arrangements, Understandings, or
         Relationships with Respect to Securities of the Issuer.

     The first paragraph of Item 6 is revised and amended by adding the following sentence to the end of such first paragraph of Item 6.

     In connection with their purchase on May 8, 1998 of additional Ordinary Shares, MGI and the Fund agreed to be subject to the terms of the Shareholders' Agreement with respect to such additional Ordinary Shares purchased by them.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 12, 1998





                         MOORE CAPITAL MANAGEMENT, INC.

                         By:    /s/ Stephen R. Nelson
                               -----------------------------------------
                                Name:  Stephen R. Nelson
                                Title: Vice President



                         LOUIS M BACON

                          By:    /s/ Stephen R. Nelson
                               -----------------------------------------
                                 Stephen R. Nelson
                                 Attorney in Fact



                         MOORE GLOBAL INVESTMENTS, LTD.

                         By:    /s/ Stephen R. Nelson
                               -----------------------------------------
                                Name:  Stephen R. Nelson
                                Title: Attorney in Fact